P.E. 2/4/02

02012878

1-14491

CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

FEBRUARY 4, 2002

Tele Celular Sul Participações S.A.

Tele Cellular Sul Holding Company

(Translation of registrant's name into English)

Rua Comendador Araújo, 299 - 3° andar
80420-000 Curitiba, PR, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) N/A

TELE CELLULAR SUL HOLDING COMPANY

TABLE OF CONTENTS

TIM

Viver sem fronteiras

TELE CELULAR SUL PARTICIPACÕES S.A.

Contact

Paulo Roberto Cruz Cozza
Chief Financial Officer and Director of Investor Relations
Joana Dark Fonseca Serafim
Investor Relations
(41) 312-6862
Jserafim@timsul.com.br
Rafael J. Caron Bósio
Investor Relations
(41) 312-6623
rbosio@timsul.com.br
Website
http://www.timsul.com.br/tcf

TELE CELULAR SUL PARTICIPAÇÕES S.A.
ANNOUNCES NEW CHIEF FINANCIAL OFFICER

Curitiba, February 4, 2002 -Tele Celular Sul Participações S.A. (BOVESPA: TCLS3 e TCLS4; NYSE: TSU), the holding Company of Telepar Celular S.A., Telesc Celular S.A. and CTMR Celular S.A., leading providers of cellular telecommunication services in Southern Brazil, announces that Mr. Ruggero Caterini, who has acted as Chief Financial Officer and Director of Investor Relations since June 1999, relinquished his post, effective January 30.

TSU´s Board of Directors, at the meeting held on January 31, 2002, elected, Mr. Paulo Roberto Cruz Cozza, as a Chief Financial Officer and Director of Investor Relations. Mr. Cozza, previously served as Planning and Control Manager in the Company.

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TSU Listed NYSE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tele Cellular Sul Holding Company

Date: February 4, 2002

By: /s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer